                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                                 HAUSER, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock. $.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   419141403
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                                Volker Wypyszyk
                            2550 El Presidio Street
                             Long Beach, CA 90810
                                (310) 637-9566
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                               Harvey L. Sperry
                           Willkie Farr & Gallagher
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 728-8000

                                 June 11, 1999
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Schedule)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

                                  SCHEDULE 13D

CUSIP No. 419141403


    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Group N.A., Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                      (b) /X/

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                         7      SOLE VOTING POWER

    NUMBER OF                            0
     SHARES
  BENEFICIALLY           8      SHARED VOTING POWER
     OWNED BY
      EACH                      2,515,349
    REPORTING
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                         0

                         10     SHARED DISPOSITIVE POWER

                                2,515,349

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,515,349

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  / /

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            48.5%

    14      TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419141403


    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Botanicals, Inc.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                      (b) /X/

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                         7      SOLE VOTING POWER

    NUMBER OF                           0
     SHARES
  BENEFICIALLY           8      SHARED VOTING POWER
     OWNED BY
      EACH                      1,383,442
    REPORTING
   PERSON WITH           9      SOLE DISPOSITIVE POWER

                                         0

                         10     SHARED DISPOSITIVE POWER

                                1,383,442

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,383,442

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* / /


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            26.7%

    14      TYPE OF REPORTING PERSON*

            CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419141403


    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZATPACK INC.

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                      (b) /X/

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*

            OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

                         7      SOLE VOTING POWER


    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  2,515,349
     OWNED BY
      EACH               9      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH
                         10     SHARED DISPOSITIVE POWER

                                2,515,349

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,515,349

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  / /


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            48.5%

    14      TYPE OF REPORTING PERSON*

            OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Schedule 13D is being filed on behalf of Zatpack Inc. ("Zatpack"), an international business company organized under the laws of the British Virgin Islands, Zuellig Group N.A., Inc. ("ZGNA"), a Delaware corporation and a wholly owned subsidiary of Zatpack, and Zuellig Botanicals, Inc. ("ZBI"), a Delaware corporation and a wholly owned subsidiary of ZGNA (Zatpack, ZGNA and ZBI are collectively referred to as the "Reporting Persons"), relating to the common stock, par value $.001 per share ("Common Stock"), of Hauser, Inc. (the "Issuer").

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the Common Stock of the Issuer, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 5555 Airport Boulevard, Boulder CO 80301.

Item 2.  Identity and Background.

         (a), (b), (c) and (f) Exhibits A, B, and C attached hereto and incorporated by reference herein in their entirety, set forth the name, citizenship, residence or business address, and certain employment information of each of the executive officers (where applicable) and directors of the Reporting Persons.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 2,515,349 shares of Common Stock beneficially owned by the Reporting Persons (the "Acquired Shares") were acquired by the Reporting Persons at the effective time of the merger (the "Merger") of three newly created, wholly-owned subsidiaries of the Issuer with and into each of Zuellig Botanical Extracts, Inc. ("ZBE"), a wholly owned subsidiary of ZBI, ZetaPharm, Inc. ("ZetaPharm"), a wholly owned subsidiary of ZGNA and Wilcox Drug Company, Inc. ("Wilcox"), a wholly owned subsidiary of ZGNA, Inc. (ZBE, ZetaPharm and Wilcox are collectively referred to as the "Contributed Subsidiaries"). Prior to the acquisition of the Issuer's stock described herein, no Reporting Person owned shares of Common Stock.

Item 4.  Purpose of Transaction.

         The Reporting Parties acquired the Acquired Shares in exchange for shares of the Contributed Subsidiaries owned by ZGNA and ZBI upon the consummation of the Merger on June 11, 1999 (the "Closing Date"), pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, ZGNA, ZBI and certain other parties, dated as of December 8, 1998, as amended. The Merger Agreement and the amendment thereto are attached hereto as Exhibits E and F respectively and are incorporated herein by reference. Any description herein of the

Merger Agreement, as amended, is qualified in its entirety by reference thereto.

         On the Closing Date, the Issuer, ZGNA and ZBI entered into a Governance Agreement (the "Governance Agreement") pursuant to which, among other things, the Issuers' Board of Directors (the "Board") increased the size of the Board to nine directors, three of whom have been appointed by the Issuer, three of whom have been appointed by ZGNA, and three of whom are independent directors which have been appointed by the Issuer and ZGNA. The Governance Agreement is attached hereto as Exhibit G and is incorporated herein by reference. Any description herein of the Governance Agreement is qualified in its entirety by reference thereto.

         In connection with the Merger Agreement, the Issuer, ZGNA and ZBI entered into a Registration Rights Agreement (the "Registration Rights Agreement") which provides ZGNA, ZBI and their transferees certain demand and piggyback registration rights in connection with the Common Stock. Subject to certain limitations, the holders of the registration rights have the right to request two demand registrations, provided the anticipated aggregate public offering price for the shares to be sold pursuant to such request exceeds $10,000,000. In addition, the holders have unlimited piggyback rights.

         With certain limited exceptions, the Issuer bears all expenses of registration, qualification, or compliance and ZGNA and ZBI or their transferees bear all selling expenses, including underwriting discounts, selling commissions and all fees and disbursements of counsel of such holders.

         The Registration Rights Agreement provides for the Issuer's indemnification of the holders of the registration rights, including indemnification for violations of the Securities Act.

         The Issuer is not obligated to effect a registration of securities under the Registration Rights Agreement if in the opinion of counsel to the Issuer, all of the Registrable Securities (as defined in the Registration Rights Agreement) a holder desires to sell may be sold in any 90-day period pursuant to Rule 144 issued under the Securities Act (without giving effect to Rule 144(k)). The Registration Rights Agreement is attached hereto as Exhibit H and is incorporated herein by reference. Any description herein of the Registration Rights Agreement is qualified in its entirety by reference thereto.

         Certain shares of the Acquired Shares otherwise issuable to ZGNA and ZBI have been placed in escrow (the "Escrow Shares") pursuant to an Escrow Agreement entered into between the Issuer, ZGNA, ZBI and American Securities Transfer & Trust, Inc., as escrow agent (the "Escrow Agreement"). If the Issuer sells all or substantially all of its paclitaxel business for an amount in excess of $3,000,000 by October 31, 1999, certain of the Escrow Shares will be returned to the Issuer to be canceled. The exact number of Escrow Shares to be returned will equal the net proceeds received by the Issuer in excess of $3,000,000 divided by $14.00 (on a split adjusted basis). The Escrow Agreement is attached hereto as Exhibit I and is incorporated herein by reference. Any description herein of the Escrow Agreement is qualified in its entirety by reference thereto.

         In order for ZBI to obtain financing to meet its post merger operating needs, both ZBI and ZGNA have pledged all of the Acquired Shares (including the Escrow Shares) and the Registration Rights Agreement to its bank pursuant to pledge agreements (the "Pledge Agreements"). The shares pledged secure all the present and future indebtedness of ZBI to the bank and all of ZBI's obligations under the Pledge Agreements. Pursuant to the Pledge Agreements both ZGNA and ZBI have pledged to the bank all stock rights and rights to dividends of the Acquired Shares. The Pledge Agreements are attached hereto as Exhibit J and are incorporated herein by reference. Any description herein of the Pledge Agreements is qualified in its entirety by reference thereto.

         The Reporting Persons acquired the Acquired Shares with the intention of combining their businesses with those of the Issuer. The Reporting Persons intend to have a substantial role in the management of the Issuer on an ongoing basis.

         Except as noted in this Schedule 13D and the Exhibits hereto, as of the date of this Schedule, the Reporting Persons presently have no specific plan or proposal that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Company's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         On June 11, 1999 the shareholders of the Issuer approved a reverse stock split whereby the Issuer has issued one new share of Common Stock in exchange for four shares of then outstanding Common Stock. The effective date of the reverse stock split was June 14, 1999. The share amounts reflected in this Schedule 13D reflect the reverse stock split.

         (a) The Reporting Persons beneficially own an aggregate of 2,515,349 shares of Common Stock, representing approximately 48.5% of the total Common Stock outstanding. This percentage is calculated on the basis of 5,183,785 shares of Common Stock outstanding as of June 15, 1999, as reported to the Reporting Persons by the Issuer.

         ZBI is the direct and beneficial owner of a total of 1,383,442 shares of Common Stock, representing approximately 26.7%, of the total number of shares of Common Stock outstanding.

         ZGNA directly owns 1,131,907 shares of Common Stock, representing approximately 21.8% of the outstanding Common Stock. By reason of the control ZGNA exercises over ZBI, its wholly owned subsidiary, it may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares owned by ZBI. By reason of the control Zatpack exercises over ZGNA, its wholly owned subsidiary, it may be deemed under Rule 13d-3 to own beneficially all of the shares owned by ZGNA and ZBI. Therefore, Zatpack and ZGNA are each the beneficial owner of a total of 2,515,349 shares of Common Stock, representing approximately 48.5% of the total number of shares of Common Stock outstanding.

         (b) The reporting Entities together share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock held by ZBI. Zatpack and ZGNA together share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock held by ZGNA.

         (c) Except for the acquisition of the Acquired Shares upon the effectiveness of the Merger on June 11, 1999, there have not been any transactions in the Common Stock within the past 60 days by the Reporting Persons.

         (d) Except as described above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Shares.

         (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is being filed as Exhibit D to this Schedule 13D and is incorporated herein by reference.

         Except as referred to above and in Item 4, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

         Exhibit A: Information relating to Directors and Officers of Zuellig Group N.A., Inc.;

         Exhibit B: Information relating to Directors and Officers of Zuellig Botanicals, Inc.;

         Exhibit C: Information relating to Directors of Zatpack Inc.;

         Exhibit D: Joint Filing Agreement, dated as of June 18, 1999, by and among the Reporting Persons;

         Exhibit E: Agreement and Plan of Merger, dated as of December 8, 1998, by and among the Issuer, ZGNA, ZBI and certain other parties;

         Exhibit F: Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 11, 1999, by and among the Issuer, ZGNA, ZBI and certain other parties;

         Exhibit G: Governance Agreement, dated June 11, 1999, by and among the Issuer, ZGNA and ZBI;

         Exhibit H: Registration Rights Agreement, dated December 8, 1998, by and among the Issuer, ZGNA, and ZBI;

         Exhibit I: Escrow Agreement, dated June 11, 1999, by and among the Issuer, ZGNA, ZBI and certain other parties;

         Exhibit J: Pledge Agreements, dated June 11, 1999, by ZGNA and ZBI;

         Exhibit K: Powers of Attorney executed in connection with the filings under the Securities Exchange Act of 1934.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  June 18, 1999                    Zatpack, Inc.



                                         By: /s/ Harvey L. Sperry
                                             -----------------------
                                             Harvey L. Sperry
                                             Attorney-in-Fact



                                         Zuellig Group N.A., Inc.



                                         By: /s/ Harvey L. Sperry
                                             -----------------------
                                             Harvey L. Sperry
                                             Attorney-in-Fact



                                         Zuellig Botanicals, Inc.



                                         By: /s/ Harvey L. Sperry
                                             -----------------------
                                             Harvey L. Sperry
                                             Attorney-in-Fact